UNITED STATES OMB APPROVAL SECURITIES
AND EXCHANGE COMMISSION OMB
Number: 3235-0101 Washington, D.C. 20549
Expires: February 28, 2014


Estimated average burden FORM 144
hours per response 1.00
NOTICE OF PROPOSED SALE OF SECURITIES
SEC USE ONLY PURSUANT
RULE 144 UNDER THE SECURITIES ACT OF 1933
DOCUMENT SEQUENCE
NO. CUSIP NUMBER ATTENTION:

Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.



1 (a) NAME OF ISSUER FAC PROPERTYS LLC

(b) IRS IDENT. NO. 36-4660775

(c) C.E.C. File NO 881-76648
FILE NO WORK LOCATION

(d) ADDRESS OF ISSUER  1329 Needham Avenue Bronx
New York 10469

(e) Telephone No (347) 207-3047

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE
SECURITIES ARE TO BE SOLD
Ferris A Christian
(b) RELATIONSHIP TO ISSUER Officer
(c) ADDRES 1041 East 216th Street
Bronx New York 10469


INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification
Number and the S.E.C. File Number.

3 ( a) Title of the Clases of Common Stock
(b) Name and address of Each Broker Through Whom the
Securities
are to be Offered or Each Maker who is Acquiring the Securities

FAC PROPERTYS LLC.

SEC UCE ONLY Brober-Dealer  File Nomber.

(c) Nomber of Share or Other Units To Be Sold 2,651,034,883

(d) Aggregast Market Value $3,84,000,000

(e) Number of Shares or Units Outstanding $3,844,000,000

(f) Approximat Date os Sale 02/21/2012

(g) Name of Securities Exchange NASDAQ.OTCBB.NYSE.MKT AMT.



INSTRUCTIONS:

1. (a) Name of issuer
3. (a) Title of the class of securities to be sold
(b) Issuers I.R.S. Identification Number
(b) Name and address of each broker through whom the securities are intended to be sold
(c) Issuers S.E.C. file number, if any
(c) Number of shares or other units to be sold
(if debt securities,
give the aggregate face amount)
(d) Issuers address, including zip code
(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to filing of this notice
(e) Issuers telephone number, including area code
(e) Number of shares or other units
of the class outstanding,
or if debt securities the face amount
thereof outstanding,
as shown by the most recent report or statement published by the
(f) Approximate date on which the
securities are to be sold 2.
(a) Name of person for whose account the securities are to be sold
(g) Name of each securities exchange,
if any, on which the
securities are intended to be sold
(b) Such persons relationship to the issuer
(e.g. officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
(c) Such persons address, including zip code
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1147 (08-07)


TABLE I SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold
And with respect to the payment of
all or any part of the
purchase price or other consideration therefor:

Title of the Class Common Stock

Date Acquired 02/21/2012

Nature of Acquisition Transaction Stock Grant

Name of Person From Whom Acquired Issuer


Amount of Securities Acquired 2,651.034,483

Date of Payment 02/21/2012

Nature of Payment GRANT.



INSTRUCTIONS:
I f the securities were purchased and
full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given.
If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.


TABLE II SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past
3 months by the person for
whose account the securities are to be sold.



Name and Address of Seller
Ferris A Christian
1329 Needham Avenue
Bronx New York 10469

Title of Securities Common Stock

Date of Sale 02/21/2012

Amount Sold 2,651,034.483

Grose Proceds $3,844,000,000.

EXPLANATION OF RESPONSES:
REMARKS:



INSTRUCTIONS:  ATTENTION:

See the definition of person
in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph

(e) of Rule 144 to be aggregated with sales for the account of the person filing this notice. The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

  December 09, 2013    /s/ Ferris A Christian
DATE OF NOTICE     (SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,
IF RELYING ON RULE 10B5-1
The notice shall be signed by the person for whose
account the securities are to be sold. At least one
Copy of the notice shall be manually signed.
Any copies not manually signed shall bear
typed or printed signatures.
  ATTENTION:    Intentional misstatements or
omission of facts constitute Federal
Criminal Violations (See 18 U.S.C. 1001)
SEC 1147 (02-08)